UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
____________________

For the month of May 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

   UPDATE TO THE
2004 REFERENCE DOCUMENT

Update to the Company’s 2004 Reference Document, which was filed with the
Autorité des marchés financiers on April 5, 2005, pursuant to Articles
211-1 to 211-42 of its general regulations (filing number: D.05-351).

This update was filed with the Autorité des marchés financiers on May 25, 2005.

I.	PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT AND THE FINANCIAL STATEMENTS AUDIT

1.1	PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT

Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement

1.2	CERTIFICATION

“To the best of our knowledge, all of the information in this reference document is true and accurate; this document contains all of the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position and financial results and future prospects of Veolia Environnement; this document does not omit any information that could make it misleading.”

Chairman and Chief Executive Officer Henri PROGLIO

1.3	PERSONS ASSUMING RESPONSIBILITY FOR THE FINANCIAL STATEMENTS AUDIT

1.3.1	Lead Auditors

•	SALUSTRO REYDEL
A company represented by Messrs. Bernard CATTENOZ and Bertrand VIALATTE, located at 8, avenue Delcassé, 75378 Paris Cedex 08.
Appointed on December 18, 1995, with a term that was renewed at the general shareholders’ meeting held on April 27, 2001. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2006.

•	BARBIER FRINAULT & CIE ERNST & YOUNG
A company represented by Messrs. Jean BOUQUOT and Patrick GOUNELLE, located at Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex.
Appointed on December 23, 1999 for a term of 6 fiscal years, with a term that was renewed at the general shareholders’ meeting held on May 12, 2005. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

1.3.2	Deputy Auditors

Mr. Hubert LUNEAU
8, avenue Delcassé, 75008 Paris
Appointed on December 18, 1995, with a term that was renewed at the general shareholders’ meeting held on April 27, 2001. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2006.

AUDITEX
Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex
Appointed by the shareholders’ meeting of May 12, 2005 for a term of 6 fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

2	Update to the Reference Document Veolia Environnement 2004

1.4	REPORT OF STATUTORY AUDITORS ON THE REFERENCE DOCUMENT

	SALUSTRO REYDEL	BARBIER FRINAULT & CIE
	8, avenue Delcassé	ERNST & YOUNG
	75378 Paris Cedex 08	Tour Ernst & Young
Faubourg de l’Arche
La Défense Cedex
	Statutory Auditor	Statutory Auditor
	Membre de la compagnie	Membre de la compagnie
	régionale de Paris	régionale de Versailles

Auditor's Report on the update of the reference document

As the statutory auditors of Veolia Environnement and in accordance with article 211-5-2 of the AMF regulation, we have verified, in accordance with professional standards applied in France, the information relating to the financial position and historic financial statements contained in the reference document filed with AMF on April 5, 2005 under Registration number D.05-0351 and the update of this reference document here attached.

These documents are the responsibility of the President of the Board of Directors. It is our responsibility to report on the fairness of the information they contain with respect to the financial position and the financial statements.

In our report on the reference document dated April 5, 2005, we concluded that, based on our procedures, we have nothing to report with respect to the fairness of the information on the financial position and the financial statements presented in the reference document.

Our work, performed in accordance with professional standards applied in France, consisted in:

- verifying that there was no event subsequent to the date of our report reminded above, that could affect the fairness of the information on the financial position and the financial statements presented in the reference document , and which was not the object of an update.

- assessing the fairness of the information with respect to the financial position and the financial statements and in verifying their consistency with the audited financial statements. We also read the other financial information contained in the update of the reference document in order to identify any significant inconsistencies with the information related to the financial position and financial statements and to bring to your attention any manifest errors we noted based on our general understanding of the company gained through our position as statutory auditors. This update does not present any isolated forecasted data resulting from a structured preparation process.

The annual statutory financial statements - prepared by the Management Board for the year ended December 31, 2002, and prepared by the Board of Directors for the year ended 2003 and 2004 - were audited by us in accordance with professional standards applied in France, and were certified without qualification.

The consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 were audited by us in accordance with professional standards applied in France, and certified without qualification. However, we draw your attention to the change in accounting principles described in Note 2 "Summary of the significant accounting policies" to the consolidated financial statements, regarding the consolidation of certain entities as required by the provision of CRC Regulation 04-03 of May 4, 2004.

3	Update to the Reference Document Veolia Environnement 2004

In the Specific Check section of our Report on the consolidated financial statements for the year ended December 31, 2004, we drew your attention to the paragraphs 5.1.3.9 and 5.1.3.10 of the management report regarding the group’s transition to International Financial Reporting Standards – IFRS.

Regarding pro forma information presented in the reference document, we remind you that this information is intended to show the effect of the achievement of any given operation or event - as if it occurred prior to its real or reasonably forecast occurrence - on accounting and historical financial information. This information does not compulsory represent the financial situation or the performances that would have been noted if the operation or event had happened prior to its real or reasonably forecast occurrence.

We audited the 2004 IFRS financial information - which is the responsibility of the Company’s Board of Directors and which have been prepared as part of the conversion to the IFRS standards adopted in the European Union - in accordance with French generally accepted auditing standards. We issued an unqualified opinion on the IFRS financial statements, in all material respects, in accordance with the basis set out in the notes to the 2004 IFRS financial information. However, we drew your attention to the following matters:

- the paragraph 5.4.1.1 which explains why the 2004 IFRS financial information may be different from the 2004 IFRS financial information included in the IFRS financial statements for the year ending 2005,

- the paragraph 5.4.2.1 which describes the accounting policies the Company expects to adopt regarding service concession arrangements, when the interpretation draft underway has been completed.

- the fact that the Company has prepared the 2004 IFRS financial information as part of its conversion to IFRS, as adopted in the European Union for the preparation of consolidated financial statements for the year ending December 31, 2005. The 2004 IFRS financial information does not constitute a complete set of consolidated IFRS financial statements and therefore does not provide a fair presentation of the Company’s financial position, results of operations and cash flows in accordance with IFRS.

Based on our procedures, we have nothing to report with respect to the fairness of the information on the financial position and the financial statements presented in this reference document and its related update.

French original signed in Paris and La Défense
on May 25, 2005 by the Statutory Auditors

SALUSTRO REYDEL		BARBIER FRINAULT & CIE ERNST & YOUNG

Bernard Cattenoz	Bertrand Vialatte	Jean Bouquot	Patrick Gounelle

Moreover, the reference document filed with AMF on April 5, 2005 and incorporated by reference in this update, includes the Statutory Auditors' reports on the annual financial statements and the consolidated financial statements for the fiscal year ended December 31, 2004 (respectively pages 208 and 182 of the French version of the reference document) including the justification of the assessments of the Statutory Auditors in accordance with the requirements of article L.225-235 of the French Commercial Code (Code de commerce).

4	Update to the Reference Document Veolia Environnement 2004

It also includes the Statutory Auditors' report (Appendix 2, page 26 of the Appendix of the French version of the reference document) prepared in accordance with article L.225-235 of the French Commercial Code (Code de Commerce), on the report prepared by the Chairman of the Board of Directors of Veolia Environnement, describing the internal control procedures relating to the preparation and processing of financial and accounting information.

This is a free translation into English of the Statutory Auditors' report on the update of the reference document for the year ended 2004, issued in the French language and provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not. This report should be read in conjunction with, and construed in accordance with French law and French generally accepted auditing standards.

1.5	PERSONS ASSUMING RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS REFERENCE DOCUMENT

Mr. Jérôme CONTAMINE
Senior Executive Vice President
Telephone: 01.71.75.01.54

Ms. Nathalie PINON
Director of Investor Relations
Telephone: 01.71.75.01.67

Mr. Pierre-François RIOLACCI
Director of Control and Synergies
Telephone: 01.71.75.01.58

Mr. Philippe SURJOUS
Director of Finance
Telephone: 01.71.75.01.59

Address: 36/38, avenue Kléber, 75116 Paris (registered office).

1.6	OTHER INFORMATION

On May 10, 2005, Veolia Environnement issued a press release relating to its consolidated revenues at March 31, 2005, and on May 16, 2005, the Company published in the Bulletin des Annonces Légales Obligatoires the amount of its consolidated revenues for the first quarter of 2005 (unaudited IFRS data), which amounted to 6,157 million euros.

Further, on May 10, 2005, Veolia Environnement issued a press release relating to its 2004 financial statements prepared under IFRS (provisional and unaudited data).

II.	SUPPLEMENT TO THE REFERENCE DOCUMENT

The information provided below updates and supplements the information contained in the Company’s 2004 reference document, which was filed with the Autorité des marchés financiers on April 5, 2005 pursuant to Articles 211-1 to 211-42 of its general regulations.

5	Update to the Reference Document Veolia Environnement 2004

CHAPTER 5
ASSETS—FINANCIAL CONDITION--RESULTS

5.4	2004 IFRS FINANCIAL STATEMENTS

5.4.1	Accounting principles applicable in 2004

5.4.1.1	Introduction

In accordance with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 and with Regulation (EC) No. 1725/2003 of the European Commission of September 29, 2003, Veolia Environnement will prepare its consolidated financial statements under IFRS beginning with its 2005 fiscal year, as published by the International Accounting Standards Board (IASB) and as endorsed by the European Union.

In order to publish comparative statements for the 2005 fiscal year and in accordance with the recommendation of the “Autorité des Marchés Financiers – AMF” on financial communications during the transitional period, Veolia Environnement has prepared financial information for the 2004 fiscal year under IFRS and disclosed as preliminary information the expected impact of IFRS on its opening equity, its financial condition as of 31 December 2004 and its results for the 2004 fiscal year.

This financial information for 2004 regarding the expected impact of IFRS has been prepared by applying to 2004 figures those IFRS standards and interpretations that Veolia Environnement believes that it must apply for the preparation of comparative consolidated financial statements as of and for the year ended 31 December 2005. The preparation of financial information for 2004 is based on the following:

• IFRS standards and interpretations that must be applied at December 31, 2005 as published to date;
• IFRS standards and interpretations that must be applied after 2005 which Veolia Environnement has decided to adopt early;
• options and exemptions that Veolia Environnement will likely choose in preparing its first IFRS consolidated financial statements for 2005.

Pursuant to IFRS 1 (adopted by the European Union in Regulation (EC) No. 707/2004) relating to the first-time adoption of IFRS, the first set of financial statements to be published under IAS/IFRS will be those in respect of the 2005 fiscal year, which will include 2004 comparative figures prepared under IAS/IFRS.

IFRS 1 offers companies the choice of various options in connection with their first-time adoption of IFRS. As a result, Veolia Environnement has made the following choices:

• no restatements for business combinations prior to January 1, 2004;
• cumulative actuarial gains and losses unrecognized at December 31, 2003 to be charged to shareholders’ equity at January 1, 2004;
• exchange differences reset to zero at January 1, 2004 are definitively classified in consolidated reserve;
• valuation of tangible and intangible assets to be left at historical cost; and no option for fair value;

6	Update to the Reference Document Veolia Environnement 2004

• sales of “Dailly” (discounting of receivables) to be consolidated retrospectively from January 1, 2004.

For all other IFRS standards, the restatement of the initial value of assets and liabilities as of January 1, 2004 was made retrospectively as though those standards had always applied.

Further, Veolia Environnement has opted to apply the following standards in advance:

• IAS 32 and 39, which relate to financial instruments (Regulation (EC) No. 2086/2004 and No. 2237/2004);
• IFRS 5, which relates to discontinued activities (Regulation (EC) No. 2236/2004); and
• IFRIC 4 (interpretation of IAS 17 on leases).

Finally, the Group has decided to retain the proportionate consolidation method, in accordance with IAS 31.

Some uncertainty remains regarding the definition and interpretation of certain accounting standards, in particular those relating to the treatment of concessions. New accounting pronouncements could significantly affect the future preparation of financial statements for 2004 under IFRS that will be compared to the financial statements for 2005. For the time being, French accounting standards relating to the treatment of concessions have been applied to the financial statements for 2004.

5.4.1.2	Principles of consolidation

All companies over which the Group has legal or effective control are fully consolidated.

The Group uses the equity method of accounting for its investments in certain affiliates in which it owns at least 20% of the voting shares and exercises significant influence.

The proportionate method of consolidation is used for investments in jointly controlled companies, where the Group and other shareholders have agreed to exercise joint control through a mutual agreement between the partners.

In accordance with SIC12 interpretation, Special Purpose Entities (SPE) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that the substance of the financial and operating policies are defined by Veolia Environnement or that Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

In accordance with IAS27, potential voting rights, linked to financial instruments that can give Veolia Environnement or its subsidiaries voting rights, are taken into account in evaluating control or significant influence.

5.4.1.3	Use of estimates

The preparation of financial information for 2004 relating to the transition to IFRS requires that certain estimates and assumptions be made, which affect the reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. Actual results could differ significantly from these estimates. Significant estimates made by the management of Veolia Environnement in the preparation of the financial information for 2004 relating to the transition to IFRS include

7	Update to the Reference Document Veolia Environnement 2004

amounts for pension liabilities, deferred taxes, valuation estimates for long-lived assets, provisions as well as recorded and disclosed amounts for certain financial instruments.

5.4.1.4	Translation of Foreign Subsidiaries’ Financial Statements (IAS21)

Balance sheets, income statements and cash flows of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable exchange rate (i.e., the closing year-end rate for balance sheets, or the average annual rate for income and cash flow statements). Translation gains and losses are recorded in retained earnings. The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year-end closing exchange rates	2004	Average annual exchange rates	2004
(one currency = xx€)		(one currency = xx€)
U.S. dollar	0.7342	U.S. dollar	0.8025
Pound sterling	1.4183	Pound sterling	1.4721

5.4.1.5	Foreign currency transactions (IAS21 – IAS39)

Foreign currency transactions are converted into euros at the exchange rate in effect on the transaction date. At year-end, receivables and payables denominated in foreign currencies are converted into euros at year-end exchange rates. The resulting exchange losses and gains are recorded in the current earnings period.

Exchange gains or losses on borrowings denominated in foreign currencies or on foreign currency derivatives that qualify as hedges of net investments in foreign subsidiaries are included as currency translation adjustments in equity.

5.4.1.6	Tangible assets (IAS16)

Tangible assets are carried at cost.

Interest expenses incurred as a result of expenditures for tangible assets are capitalized as part of the cost of tangible assets in accordance with IAS23.

Subsidies are deducted from the gross value of the tangible assets.

The tangible assets are recorded by component. Every component is depreciated using the useful life.

In accordance with IAS17, assets financed by capital lease are recognized at the present value of the minimum lease payments, or at the fair value, if lower, and amortized over the shorter of the lease term or the estimated useful lives of the assets.

5.4.1.7	Other intangible assets (IAS38)

Other intangible assets include costs to obtain contracts, such as fees paid to local authorities for public service contracts, and are amortized over the duration of the contract.

8	Update to the Reference Document Veolia Environnement 2004

Start-up costs relating to the implementation of new contracts are not recognized as intangible assets, and are charged to expense in the period they are incurred in.

Market shares and trademarks acquired in connection with business combination are reclassified as goodwill.

Pre-paid expenses recorded as assets are not recognized under IFRS and are accounted for based on the nature of the costs.

5.4.1.8	Business combinations and goodwill (IFRS3)

All business combinations are recorded using the purchase accounting method. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at their fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill.

Under IFRS, goodwill is not required to be amortized. Pursuant to IAS36, impairment tests on goodwill must be made at the level of the cash generating unit every year. The cash generating unit is defined as a geographical area per business segment.

5.4.1.9	Valuation of long lived assets (IAS 36)

IAS36, relating to asset impairment, requires continual monitoring of asset values.

Tangible and intangible assets with definitive life are subject to an impairment test as soon as an indication of a loss in value is detected. Intangible assets with indefinite useful life are reviewed annually, even in the absence of an indication of a loss in value.

Each year, Veolia Environnement reviews systematically its goodwill during its strategic planning. If long term prospects of an activity are durably downgraded, an estimate is realized and an impairment is accounted for at the interim accounts closing if necessary. The assets are valued at market value in case of a decision to sell them and at fair value if they are conserved. In case of disposal, market value is based on the multiples method (brokers surveys) or recent similar transactions. When the assets are held, the preferred method is the discounted future cash flows with terminal value.

The discontinued future cash flows include the cash flow before the cost of financing but after tax, the change in working capital requirement and renewal investments. The discount rate, defined by Cash Generating Units, is equivalent to the sum of risk-free rate, a local risk premium and a global risk premium with business specific adjustments.

5.4.1.10	Provisions (IAS37)

In accordance with IAS37, provisions which mature in more than 12 months are discounted. In the case of reserves for site restoration, Veolia Environnement accounts for the obligation to restore a site as when waste is deposited in counterpart of a tangible asset and in taking into account inflation and the date on which expenses are committed. This asset is amortized according to its consumption. Accretion expenses (the effects of passage of time) are recorded in the income statement under “other financial income and expenses”.

5.4.1.11	Inventories

Group companies value inventories according to the provisions of IAS2, at the lower of cost or net realizable value.

9	Update to the Reference Document Veolia Environnement 2004

5.4.1.12	Financial instruments (IAS 32 et 39)

Valuing of financial instruments

Investment in marketable securities

Under IFRS, investments in debt and equity securities are classified into three categories and accounted for as follows:

Debt securities that the Group has the intention and the ability to hold to maturity, are carried at cost and classified as “held-to-maturity”.

Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings.

All other investment securities not otherwise classified as either “held-to-maturity” or “trading” are classified as “available-for-sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders’ equity. Upon the sale of shares, the cumulative variation of fair value booked in equity is recorded in the income statement.

As of 12/31/2004, investments in marketable securities are not material.

Financial debt accounting

Financial debts are valued and recorded at amortized cost according to effective interest rate method. Premium redemption reserves and bond issuance costs are a part of the cost of the debt. They are initially deducted from debt for valuation purposes.

Treasury shares

Under IFRS, treasury shares are recorded as a reduction of shareholders’ equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders’ equity and does not impact net income.

Derivative financial instruments

According to IAS 32 & 39, derivative financial instruments (including those embedded in other contracts) should be recorded on the balance sheet at their fair value. Accounting of changes in fair value depends on whether the derivative instrument is classified as a fair value hedge, a net investment in a foreign currency hedge or a cash-flow hedge, or is regarded as not being a hedging instrument under IAS 32 & 39.
	a)	The variations of fair value hedges are recorded in financial income (expenses). The effect on income is matched by the reevaluation of the hedged asset, debt or firm commitment which is also recorded in financial income (expenses).
	b)	The variations of cash-flow hedges are recorded in shareholders’ equity in a specific item. They are recorded in income depending on the realization of the underlying cash-flow. The change in fair value of derivatives regarded as ineffective is recorded in the income statement.
	c)	The variations of net investment in foreign currency hedges are recorded under cumulative translation adjustment. The change in fair value of derivatives regarded as ineffective is recorded in the income statement.

10	Update to the Reference Document Veolia Environnement 2004

	d)	The derivative instruments used by Veolia Environnement as part of its risk management, but which do not constitute hedging instruments under IAS32 & 39, are recorded at their fair value, with changes to their value included in net income of the period.

A hedging relationship is designated when derivative instruments are assigned to an asset, a debt, a firm commitment or a future cash flow and must be defined and justified since the beginning. Hedge effectiveness is the degree to which off setting changes in fair value or cash flows attributable to a hedged risk are achieved by the hedging instrument. Hedge effectiveness has to be regularly checked. The ineffectiveness of the hedging instrument is systematically recorded in financial income (expenses).

5.4.1.13	Pension plans (IAS19)

The Group has several pension plans. Pension obligations are calculated using the projected unit credit method. This method considers the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which the Group maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

Veolia Environnement has chosen to allocate actuarial gains and losses to equity at 1 January 2004. No amortization linked to those actuarial gains and losses has been recorded in the income statement for 2004 fiscal year.

5.4.1.14	Share-based payments (IFRS2)

IFRS2 “share-based payments” modifies the measurement of share subscription plans or share option plans and other additional employees remuneration in shares by the Group. The fair value of those plans at grant date is accounted as a charge with direct counter-party in equity at the date the employee obtains the goods or the counter-party renders service. According to IFRS2, only grants of shares and share options that were granted after 7 November 2002 and for which rights are not vested at 1 January 2005 are evaluated in personal costs.

5.4.1.15	Accounting polices specific to environmental services activities

Veolia Environnement provides environmental management services to municipal and industrial clients. In so doing, Veolia Environnement manages numerous contracts with its municipal and industrial clients under which it operates assets that it returns at the end of the contract. In certain cases, Veolia Environnement may also be called upon to provide asset financing on behalf of these clients.

As part of the analysis conducted to implement IFRS, Veolia Environnement was required to examine the “substance” of such contracts. For purposes of this examination, Veolia Environnement relied on IAS 17 (Accounting for leases), and in particular on the interpretation thereof, IFRIC 4, published in December 2004.

IFRIC 4 (“Determining whether an arrangement contains a lease”) deals with how to consider and account for service agreements that, though not having the legal form of a lease, convey rights to use assets to customers in return for payments. Under IFRIC 4, such service agreements are categorized as leases, which are then analyzed and accounted for as leases according to the criteria set forth in IAS 17 (risk and reward analysis).

11	Update to the Reference Document Veolia Environnement 2004

In accordance with IAS 17, the contract operator becomes in this instance a lessor vis-à-vis its customers, to whom it transfers the risks and rewards of the activity. As a result, the operator records a financial receivable to reflect the financing carried.

Veolia Environnement conducted an analysis of its contract portfolio in light of these standards and interpretations, and identified three types of contracts:

Contracts covered by the IFRIC 4 interpretation
These contracts were analyzed pursuant to IAS 17 and, if the requirements were met, they were accounted for as financial receivables.

Contracts that fell into this category included certain industrial contracts, Build, Operate & Transfer (BOT) contracts, incineration contracts and co-generation contracts.

This treatment led to reclassification of tangible assets under French GAAP to financial receivables.

Facilities in progress by a subsidiary of Veolia Environnement and which are likely to be accounted in financial receivables during the operating cycle are recorded in work in progress.

Those financial receivables are measured at amortized cost according to the effective interest method.

The implied interest and rate on receivables is calculated, after contract analysis and financing analysis, on the financing rate of the Group or on the debt linked to the contract.

Concession and affermage contracts

While it waits for the forthcoming accounting rules on concessions to be issued, Veolia Environnement has chosen to retain its existing accounting methods for these contracts, except for certain restatements in terms of presentation. Accordingly, financial depreciation (“amortissement de caducité”), recorded under French GAAP as provisions for risks and charges, were reclassified as a deduction from tangible assets. On the other hand, tangible assets recorded in connection with concession contracts, as well as related provisions (for renewal and total guarantee), continue to be recorded as liabilities as they were under French GAAP.

The Group, as part of its contractual obligations under public services contracts, assumes responsibility for the replacement of fixed assets in the publicly owned utility networks it manages. Maintenance and repair costs are expensed as incurred except for specific contracts for which costs are accrued in advance (provision for renewal and total guarantee), they continue to be recorded as they are under French GAAP.

Other contracts

Tangible assets related to contracts falling in neither of the categories above continue to be recorded as tangible assets. In accordance with IAS 16, the component-based approach was adopted.

  Veolia Environnement will again analyze its contracts as soon as the interpretation drafts relating to concession and affermage contracts are published.

12	Update to the Reference Document Veolia Environnement 2004

5.4.1.16	Construction (IAS 11)

Under IAS11, Veolia Environnement is using the completion method for the accounting of construction contracts.

5.4.1.17	Revenues (IAS18)

Under IAS18, the definition of revenues has been modified.

The conditions under which income may be recognized at its fair value necessitate that the risks and advantages, as well as control over the items sold, be effectively transferred to the purchaser.

Because of the specific activities of Veolia Environnement, fees and taxes collected on behalf of local authorities are excluded from revenues, since there is no risk of non- reimbursement by third parties. Incomes concerning contracts IFRS 4 (cf. 5.4.1.15) include:

the reimbursement of local authorities financing;

the yield of the financial receivables.

The first item is not included in revenues, but the related financial incomes are included.

5.4.1.18	Deferred taxes (IAS12)

Deferred tax assets are recognized for deductible temporary differences, net tax operating loss carry forwards and tax credit carry forwards. Deferred tax liabilities, including those relating to tax loss carry-forwards, are recognized for taxable temporary differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date. Deferred taxes are not discounted.

5.4.1.19	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase, highly liquid investments funds (OPCVM) and negotiable instruments of debt. These investments are mobile or transferable in the short-term and bear no significant risk in terms of loss of value.

5.4.1.20	Segment information (IAS14)

Pursuant to IAS14, Veolia Environnement has chosen to report primary financial information by business segment and by geographical area. There is no difference between IFRS and French standards. Business segments are Water, Waste Management, Energy Services and Transportation.

5.4.2	Future rules and interpretations applicable in 2005 and 2006

5.4.2.1	Interpretations applicable in 2005 or 2006 : texts D12-D13-D14 relating to concessions

The drafts of interpretation published by IFRIC in March 2005 would apply to contracts with the following characteristics:

• The service provided can be regarded as a public service;

13	Update to the Reference Document Veolia Environnement 2004

• the Grantor determines the conditions under which the assets are operated and directly or indirectly fixes the price paid for the service; and

• assets of a material residual value revert to the Grantor’s ownership at the end of the concession.

Concession operators would no longer recognize tangible assets.

When the concession operator provides the required infrastructure, one of two accounting models may be applied: the financial asset model or the intangible asset model.

At the date of publication of 2004 financial information relating to the transition to IFRS, the Group was estimating the impact of the different drafts of interpretation. Its conclusions are not yet available.

5.4.2.2	IAS19 revision

The revised IAS19 allows companies to allocate actuarial profits and losses to equity. The revised standard is applicable at January 1, 2006 and will be applied early by Veolia Environnement at January 1, 2005.

5.4.2.3	IFRIC3 interpretation on emissions rights

An interpretation related to the accounting of obligations and rights linked to emissions rights of polluting gas will apply as of January 1, 2006. The interpretation has not yet been endorsed by the European Union.

Veolia Environnement is currently evaluating the impact of this release on its financial statements.

5.4.3	Impacts of IFRS on Main Statements

In €M	At December 31, 2004
	French Gaap	IFRS	Difference
Revenues	24,673	22,353	(2,320)
Net income before discontinued operations	333	497	+164
Net income	125	392	+267
Shareholders’ equity	3,563	3,240	(323)
Total equity	5,619	5,022	(596)
Gross debt	15,922	17,902	+1,980
Cash and cash equivalents	3,635	4,660	+1,025
Fair value impact of hedging derivatives	-	284	284
Net debt	12,287	12,958	+671

14	Update to the Reference Document Veolia Environnement 2004

5.4.4	Reconciliation of total equity under French GAAP with total equity under IFRS at January 1, 2004 and at December 31, 2004 and reconciliation of result 2004

In €M	Shareholders’ equity
	On January 1st, 2004	Net income	Capital variation	Dividends paid	Foreign translation adjustments	Consolidation scope	Other	At December 31, 2004
Shareholder’s equity French Gaap	3,575	125	44	(218)	33	-	4	3 563
Goodwill	66	182	-	-	-	-	-	248
Cumulative actuarial gains	(124)	1	-	-	-	-	-	-123
Contractual analysis	87	15	-	-	-	-	9	111
Treasury shares	(110)	-	(183)	-	-	-	-	(293)
Financial instruments	(90)	(21)	-	-	-	-	(30)	(141)
Discontinued activities	-	104	-	-	(104)	-	-	-
Taxes	(84)	(10)	-	-	1	-	-	(93)
Others	(32)	(4)	10	-	(2)	-	(5)	(33)
Shareholder’s equity IFRS	3,288	392	(129)	(218)	-72	-	(22)	3,239
Minority interest French Gaap	2,680	171	113	(181)	10	(747)	9	2,055
TSAR	(300)	(9)	-	9	-	-	-	(300)
Discontinued activities	(707)	(44)	-	27	-	723	1	-
Others	23	20	-	1	3	-	(19)	28
Minority interest IFRS	1,696	138	113	(144)	13	(24)	(9)	1,783

15	Update to the Reference Document Veolia Environnement 2004

5.4.5	Consolidated financial statements as of December 31, 2004

5.4.5.1	Balance sheet

In €M	At December 31, 2004 French Gaap according to IFRS format	Ref	Adjustments IAS/IFRS	At December 31, 2004 IAS/IFRS
Goodwill	3,558.5	cf. 5.4.6.1	727.4	4,285.9
Other intangible assets	1,859.3	cf. 5.4.6.2	(746.8)	1,112.5
Tangible assets	13,844.0	cf. 5.4.6.3	(2,885.9)	10,958.1
Investments accounted for using the equity method	225.2		(6.0)	219.2
Financial assets	968.7	cf. 5.4.6.4	1,687.6	2,656.3
Net deferred taxes	234.8	cf. 5.4.6.5	(46.5)	188.3
Total non current assets	20,690.5		(1,270.2)	19,420.3
Assets used in operations	9,223.5	cf. 5.4.6.6	857.9	10,081.4
Financial assets	2,072.8	cf. 5.4.6.7	(1,417.1)	655.7
Cash and cash equivalents	3,635.1	cf. 5.4.6.8	1,025.2	4,660.3
Total current assets	14,931.4		446.0	15,397.4
Discontinued assets	-		30.2	30.2
Total assets	35,621.9		(774.0)	34,847.9
Shareholders’ equity	3,563.2	cf. 5.4.4	(323.7)	3,239.5
Minority interests	2,055.4	cf. 5.4.4	(272.9)	1,782.5
Total equity	5,618.6		(596.6)	5,022.0
Subsidies	868.8	cf. 5.4.6.9	(868.8)	-
Deferred income	529.0	cf. 5.4.6.10	(527.9)	1.1
Provisions for liabilities and charges	1,546.1	cf. 5.4.6.11	(440.3)	1,105.7
Financial long-term debt	10,801.4	cf. 5.4.6.12	1,254.4	12,055.8
Other long-term debts	273.6	cf. 5.4.6.13	78.9	352.5
Total non current liabilities	14,018.9		(503.8)	13,515.1
Debt from operations	9,736.9	cf. 5.4.6.14	(160.9)	9,576.0
Current provisions for liabilities and charges	1,127.3	cf. 5.4.6.15	(243.4)	884.1
Short-term financial debt	4,610.1	cf. 5.4.6.16	816.0	5,426.1
Bank overdraft	510.1	cf. 5.4.6.17	(90.0)	420.1
Total current liabilities	15,984.4		321.9	16,306.3
Discontinued liabilities	-		4.5	4.5
Total liabilities	35,621.9		(774.0)	34,847.9

16	Update to the Reference Document Veolia Environnement 2004

5.4.5.2	IFRS income statement as of December 31, 2004
French GAAP		IFRS

Revenues	24,673	Revenues	22,353
Costs of sales	(20,611)
Selling, general and administrative costs	(2,538)	Costs of sales	(18,167)
Other operating costs	92
= EBIT	1,617	Selling costs	(440)

Restructuring costs	(51)	General and administrative costs	(2,236)
Amortization of goodwill and impairment losses recognized on intangible assets with indefinite lives	(253)
		Other costs	(29)
= Operating income	1,313	Operating income	1,481

Cost of financing	(602)	Cost of net financial debt	(732)
Other financial income and expense	(33)
= Operating income less net financial expense before tax, equity and minority interests	678	Other financial income and expense	46

Other income and expense	(57)	Income tax	(184)
= Income before tax	620
		Equity net income of affiliates	24
Income tax	(182)	Net income before discontinued operations	635
= Net income before equity and minority interests	438
		Net income from discontinued operations	(106)
Equity in net income of affiliates	22	Net income	529
Minority interests	(127)
Income from discontinued operations	(208)	Minority interests	(137)

= Net income (Group’s share)	125	Net income (Group’s share)	392

17	Update to the Reference Document Veolia Environnement 2004

5.4.5.3	Consolidated statements of cash flow as of December 31, 2004

In €m	French GAAP	IFRS
Net income	125.4	391.5
Minority interest	171.3	216.4
Depreciation and amortization	2,224.4	2,041.5
Financial provisions	83.6	(38.2)
Other estimated profit and expenses		(9.1)
Gains on sales	205.6	(161.3)
Earning of affiliates	(4.8)	(24.2)
Dividends received		(6.0)
Cost of net financial debt		732.1
Taxes		309.5
Deferred taxes	(70.0)
Prepaid, deferrals and accruals	(28.7)
Others		8.3
Cash flow		3,460.6
Increase (decrease) in working capital	328.8	294.4
Tax paid		(238.0)
Cash flow provided by operating activities	3,035.6	3,517.0
Purchase of tangible assets	(2,315,0)	(1,964.0)
Proceeds from tangible assets	315.1	316.2
Purchase of investments	(334.0)	(334.0)
Proceeds from sales of investments	1,814.6	2,184.2
Contracts interpretation IFRIC4 :
Work in progress (facilities to be constructed)		(147.0)
New loans		(30.0)
Principal payment on loans		130.0
Dividends received		23.5
Disbursement on notes receivables	(132.5)	(132.5)
Principal payment on notes receivables	129.4	129.4
Net (increase) decrease in short-term loans	41.1	41.1
Sales and purchases of marketable securities	(278.3)	(42.3)
Cash flow provided by investing activities	(759.6)	174.6
Net increase (decrease) in short-term debts	1,789.2	1,789.2
Proceeds from issuance of bonds and other long-term debt	1,063.7	930.5
Principal payment on bonds and other long-term debt	(3,468.7)	(3,468.7)
Net proceeds from issuance of common stock	167.2	167.2
Purchase of treasury shares	(183.2)	(183.2)
Cash dividends paid	(398.5)	(389.6)
Interests paid		(640.9)
Net cash provided by financing activities	(1,030.3)	(1,795.5)
Cash and cash equivalents beginning	1,852.8	2,320.6
Currency exchange and others	26.5	23.5
Cash and cash equivalents ending	3,125.0	4,240.3
Cash and cash equivalents	3,635.1	4,660.3
- Cash liabilities	510.1	420.1
Cash and cash equivalents ending	3,125.0	4,240.2

18	Update to the Reference Document Veolia Environnement 2004

5.4.6	Main restatements of the balance sheet

5.4.6.1	Goodwill

In €M	French Gaap	Reclassifications(1)	Goodwill amortization(2)	Others	IFRS
Total	3,559	478	248	1	4,286

  (1) This item consists mainly of assets acquired in connection with the acquisition of businesses, which under French GAAP are accounted for as intangible assets (e.g., trademarks). Under IFRS, these items have been restated as goodwill (IAS38). These assets relate to Waste (€249 million), Water (€110 million), Transportation (€94 million) and Energy (€25 million).

  (2) Goodwill will no longer be amortized. Instead, IAS 36 provides that goodwill impairment tests must be conducted at the cash generating unit (CGU) level. Impairments tests conducted as of 31 December 2004 did not require the recording of any additional impairment as compared with that recorded under French GAAP .

5.4.6.2	Other intangible assets

In €M	French Gaap	Reclassifications(1)	Contractual analysis(2)	Fees obligation with local authorities(3)	Intangible not recognized(4)	Financial instruments(4)	Others	IFRS
Total	1,859	(478)	(72)	(47)	(118)	(24)	(7)	1,113

  (1) This item consists mainly of assets acquired in connection with the acquisition of businesses, which under French GAAP are accounted for as intangible assets (e.g., trademarks, market shares). Under IFRS, these items have been restated as goodwill (IAS38).

  (2) Results from contractual analysis in connection with IAS17-IFRIC4. Reclassification of intangible assets for €72 million in Water mainly in Asia.

  (3) See 5.4.6.12.

  (4) Mainly pre-paid charges cancelled.

5.4.6.3	Tangible assets

En M€	French Gaap	Concessions (1)	Contractual analysis(2)	Components (3)	Capital leases(4)	Subsidies(5)	Others	IFRS
Total	13,844	(589)	(1,765)	(45)	84	(522)	(49)	10,958

19	Update to the Reference Document Veolia Environnement 2004

(1)	Financial depreciations (“Amortissements de caducité”) recorded as provisions for charges under French Gaap deducted from tangible assets. See 5.4.1.15 “Concession and “affermage” contracts”.

(2)	See 5.4.1.15 Contracts corresponding to IFRIC4.

(3)	See 5.4.1.15 Other contracts and 5.4.1.7.

(4)	Application of IAS 17.

(5)	See 5.4.1.6.

5.4.6.4	Non-current financial assets

In €M	French Gaap	IFRS
Long-term loans	417.2	1,850.1
Other financial assets	368.6	615.4
Investments accounting for using the cost method	176.2	181.1
Others	6.7	6.7
Non current financial assets	968.7	2,653.3

  The long-term loans increase by €1,433 million. IFRS restatements mainly involved €1,403 million of tangible and intangible assets in connection with “Contracts corresponding to IFRIC4”. See 5.4.1.15.

  The other financial assets increase by €247 million. IFRS restatements involved a reassessment of derivatives for €424 million. Pursuant to IAS32 and 39, derivatives are recorded in the balance sheet at their fair value. Under French Gaap, only currency exchange derivatives are recorded in the balance sheet. For interest rate derivatives, only accrued interest, premiums and cash adjustments for swaps are accounted for.

  Furthermore, financial assets in the UK were deducted from shareholders’ equity in the amount of €117 million under IFRS in connection with cumulative gains and unrecognized losses.

5.4.6.5	Net deferred tax assets

  The decrease by €47 million results from net tax impact on IFRS statements and from undoing of discounts.

5.4.6.6	Assets used in operations

  Increase by €858 million. The principal restatements result from the consolidation of “Dailly” (“discounting receivables” for €825 million) and from reclassification of building work-in-progress to work in construction for €251 million. These assets when operational would be recorded as financial loan in connection with IFRIC4. Other restatements (€(84) million) relate to contractual analysis and reclassification of receivables in the Water business for €(110) million (invoices to be issued).

20	Update to the Reference Document Veolia Environnement 2004

5.4.6.7	Current financial assets

Current financial assets include €466 million corresponding to short-term financial loans (including €133 million in connection with contractual analysis and with IFRIC4, see 5.4.1.15) and €190 million of marketable securities. Under French Gaap current financial assets included €395 million of short-term financial loans and €1,678 million of marketable securities.

The increase in short-term loans (€71 million) results for an amount of €133 million from reclassification of tangible and intangible assets in connection with “contracts corresponding to IFRIC4”.

The decrease in marketable securities (€1,488 million) results from reclassification of highly liquid investment funds (“SICAV”) for €1,212 million, and deduction of treasury shares from shareholders’ equity for €276 million.

5.4.6.8	Cash and cash equivalents

Cash and cash equivalents amount to €4,660 million under IFRS, versus €3,635 million under French Gaap. The principal restatements involved reclassification of €1,212 million of highly liquid investment funds (“SICAV”) and €(179) million of accrued interest of derivatives whose fair value is recorded in non-current financial assets.

5.4.6.9	Subsidies

Subsidies deducted from financial loans in connection with “Contracts corresponding to IFRIC4” for €(347) million and the others to tangible assets.

5.4.6.10	Deferred income

Deferred income includes under French Gaap payments in respect of income from the securitization of future receivables in the Energy division. The operation (called Cogevolt) was designed to finance most of its cogeneration plants. Since January 1, 1998, the proceeds have been amortized on an actuarial basis over the duration of these loans, which ranges between 5 and 12 years. Under IFRS, the proceeds are regarded as financing and have been reclassified as financial debt (cf. 5.4.6.12. and 5.4.6.17.).

5.4.6.11	Non-current provisions for charges and liabilities

In €M	French Gaap	Reclassification tangible assets(1)	Discounting(2)	Provisions unrecognized	Actuarial gains	Others	IFRS
Provisions	1,341	(591)	29	(13)		45	811
Employee benefits	205				68	22	295

  (1) Financial assets (“Amortissements de caducité”) deducted from tangible assets. See 5.4.1.15 Concession and “affermage” contracts.

  (2) See 5.4.1.10.

21	Update to the Reference Document Veolia Environnement 2004

5.4.6.12	Long-term financial debt

French Gaap		10,801.4
TSAR	(a)	298.0
Impact debt at amortized cost	(b)	(76.0)
Fair value hedge	(c)	260.3
Consolidation special purpose entities (SIC12)		17.3
Capital lease (IAS17)		44.9
Public authority loans	(d)	112.7
COGEVOLT	(e)	561.5
Put option		12.7
Miscellaneous		23.0
IFRS impacts		1,254.4
Long-term financial debt IFRS		12,055.8

(a) In December 2001, VEFO (Veolia Environnement Financière de l’Ouest) issued €300 million in subordinated loan notes redeemable by preference shares (TSAR), which will mature on December 28, 2006. Considering the characteristics of the TSAR, these securities were categorized as minority interests under French GAAP. Under IFRS, the TSAR are categorized as debt instruments pursuant to an analysis under IAS 32 and 39.

(b) See 5.4.1.12 Accounting. of financial debt.

(c) Hedged instruments at fair value. Hedging instruments at fair value and recorded in non-current financial assets or non-current debt.

(d) Fees obligation with local authorities were regarded as off balance sheet commitments under French Gaap. They are considered as financial debt under IFRS.

(e) See 5.4.6.10.

5.4.6.13	Other non-current debt

The increase by €79 million results from reassessment of derivatives.

5.4.6.14	Debt from operations

The decrease by €160 million results from reclassification of payables in connection with not yet issued invoices in the Water business for €132 million, and for €42 million relating to contractual analysis.

22	Update to the Reference Document Veolia Environnement 2004

5.4.6.15	Current provisions for charges and liabilities

In €M	French Gaap	Tangible assets reclassified	Unrecognized provisions	Others	IFRS
Provisions	1,016	(135)	(83)	(60)	738
Employee benefits	112			34	146

5.4.6.16	Current financial debt

  In €M

French Gaap		4,610.1
Capital lease (IAS17)		46.7
Discontinued receivables	(a)	129.3
Dailly	(a)	695.4
COGEVOLT	(b)	66.7
Financial instruments	(c)	(71.3)
Others		(50.8)
IFRS impacts		816.0
Current financial debt IFRS		5,426.1

(a) Application of IAS39 led to regard discounting receivables as banking financing guaranteed by receivables

(b) See 5.4.6.10.

(c) As result of fair value reevaluation of the derivative financial statements including accrued interests, reclassification of the deferred incomes and accrued investments.

5.4.6.17	Bank overdraft

Decrease by €90 million as a result of COGEVOLT reclassification to current and non-current financial debt for €112 million.

5.4.7	Income statement

5.4.7.1	Revenues

In €M	Water	Waste	Energy	Transportation	Total
Revenues French Gaap	9,804.8	6,220.0	5,035.5	3,613.0	24,673.3
Discontinued operations	-	-	-	(5.2)	(5.2)
Repayment of financial receivables in connection with IFRS4 (1)	(17.4)	(19.0)	(110.3)	(10.1)	(156.8)
Charges and taxes paid to public authorities (third-party revenue) (1)	(2,129.3)	-	(0.1)	-	(2,129.4)
Others	(27.9)	13.4	(5.3)	(9.1)	(28.9)
Revenues IFRS	7,630.2	6,214.4	4,919.8	3,588.6	22,353.0

  (1) See 5.4.1.17.

23	Update to the Reference Document Veolia Environnement 2004

5.4.7.2	Operating income

In €M	Total	Water	Waste	Energy	Transpor- tation	Holdings
EBIT French Gaap	1,616.9	830.6	456.6	295.8	103.3	(69.4)
Other income and expenses	(57.3)	(53.4)	8.0	(10.5)	(1.5)	-
Restructuring costs	(51.1)	(28.5)	(2.7)	(17.2)	(2.7)	-
Amortization and depreciation of goodwill and intangible assets with indefinite life	(253.3)	(54.4)	(67.5)	(45.0)	(86.6)	0,1
Operating income format IFRS	1,255.2	694.3	394.5	223.2	12.5	(69.3)
Amortization and depreciation of goodwill and intangible assets with indefinite life (IAS36)	181.5	54.7	65.5	43.1	18.3	(0.1)
IFRIC4 impacts	0.4	7.9	0.4	(7.5)	(0.4)	-
Components (IAS36)	5.1	14.2	(5.9)	(2.5)	(0.7)	-
Others contractual analysis	10.5	10.5	-	-	-	-
Intangible assets (IAS38)	13.9	-	10.6	2.0	1.3	-
Provisions (IAS37)	14.7	8.0	4.6	1.3	0.8	-
Others	(0.8)	9.8	(2.0)	(6.3)	(0.5)	(1.8)
Total impact IFRS restatements	225.4	105.1	73.1	30.1	18.8	(1.9)
Operating income IFRS	1,480.6	799.4	467.7	253.3	31.3	(71.1)

  The operating income includes a €55 million capital loss in connection with the sale by Berlin Water of Berlikom, a €14 million settlement paid to resolve a dispute to a failed acquisition in Italy (Energy) and a write-off of €70 million of goodwill for the Transportation division in various parts of Scandinavian markets.

  Adjustments under IFRS led to following reclassifications to costs of sales :

      •    charges and taxes paid to public authorities deducted from costs of sale (€(2.1) billion);

      •    decrease of tangible assets amortization (reclassified in other financial receivables) as a result of IFRIC4 (€(157) million decrease in revenues);

      •    goodwill write-off deducted from costs of sales.

24	Update to the Reference Document Veolia Environnement 2004

5.4.7.3	Costs of financing

In €M	Total
Costs of financing French Gaap	(602.1)
+ Stocked & fixed financial expenses	12.2
- Income of financial loans and marketable securities (1)	(72.9)
Costs of financing format IFRS	(662.8)
+ Debt at amortized cost (2)	(45.0)
+ Fair value hedge reassessment (3)	(16.5)
+ Interest on TSAR(4)	(8.9)
+ Public authority loans (4)	(8.8)
+ Others	9.9
Cost of financing IFRS	(732.1)

Other financial income and expenses
Other financial income and expenses French Gaap	(32.9)
+ Income from loans and marketable securities (1)	60.7
Other financial income and expenses format IFRS	27.8
+ Discounting of provisions	(10.8)
+ Debt at amortized cost(2)	44.6
+ Others	(15.6)
Other financial revenues and expenses IFRS	46.0

	(1)	Under IFRS, cost of financing reflects cost of gross financial debt less cash and cash equivalents. As a result financial loans and marketable securities income are reclassified under “Other financial income and expenses”.

	(2)	See 5.4.1.12 on financial debt. Under French Gaap, premium reserve redemption and amortization of borrowing costs regarded as other financial expenses. Under IFRS, they are part of amortized costs.

	(3)	See 5.4.1.12 on derivatives. Reassessment of derivatives.

	(4)	See 5.4.6.12 on non-current financial debt.

5.4.7.4	Tax

Year 2004	French Gaap	IFRS	Difference

Current tax	(225.9)	(225.2)	+0.7
Deferred tax	+43.5	+41.2	(2.3)

  Mainly IFRS impacts.

25	Update to the Reference Document Veolia Environnement 2004

5.4.7.5	Net income from discontinued operations

In €M	Year 2004
American disposals	(162.2)
FCC disposal	58.4
UK Connex disposal	(1.9)
Total	(105.7)

Net income from discontinued operations French Gaap	(207.8)
Currency exchange effect of American disposals	(49.8)
Tax effect of above	140.4
Currency exchange effect of FCC disposals	17.5
Others	(5.9)
Net income from discontinued operations IFRS	(105.7)

  As a result of the reset of the exchange differences at January, 1 2004 (see 5.4.1.1); currency exchange impacts and related taxes on US and FCC disposals are unrecognized under IFRS.

5.4.7.6	Net income

In €M	Year 2004
Net income French Gaap	125.4
Goodwill amortization	181.4
Other impacts on operating income	44.0
Currency exchange effect of US and FCC disposals	(32.3)
Tax effect on above	140.8
Impacts on financial components	(51.1)
Others	(16.2)
Net income IFRS	392.0

5.4.8	Consolidated statements of cash flow

The consolidated statements of cash flow have been prepared in accordance with “Conseil National de la Comptabilité” recommendation N°2004-12-02 of October 27, 2004, and adapted to Group specificities.

Cash flow provided by operating activities : €482 million

Before interest paid : €641 million. Interest paid reclassified to cash flow from financing activities.

26	Update to the Reference Document Veolia Environnement 2004

•	Reclassification of repayment of financial receivables in connection with IFRIC4. Under French Gaap as part of revenues; under IFRS as part of net cash from investing activities (€(130) million).

Differences of amount for increase (decrease) in working capital are linked to reclassifications of tax payable and receivable to tax paid.

Cash flow provided by investing activities : €934 million

Purchase of tangible assets : €351 million

	-	investments covered by capital leases excluded : €133 million (capital leases are non cash components);

	-	reclassification of investments of contracts IFRIC4 : €177 million.

Proceeds from sales of investments : €369 million

	-	US and FCC activities regarded as discontinued operations, cash and cash equivalents excluded. Proceeds exclude cash and cash equivalents under IFRS format.

Investments IFRIC4 contracts: €(47) million

	-	work in construction and new loans : €(177) million;

	-	repayment of financial receivables : €130 million.

Sales and purchases of marketable securities: €286 million: high liquid investments regarded as cash and cash equivalents.

Cash flow provided by financing activities: €(765) million

•	Restatement of capital lease: €(133) million.

•	Included interest paid: €(641) million.

Cash and cash equivalents

•	Liquidity of the cash dated statement of cash of flow for 2004 are the following:

	-	cash	€948 million
	-	monetary instruments	€3,229 million
	-	other instruments of short-term cash	€483 million
----------------
€4,660 million

27	Update to the Reference Document Veolia Environnement 2004

       TRANSLATION OF THE SPECIAL PURPOSE AUDIT REPORT ON THE
  PRELIMINARY IFRS FINANCIAL INFORMATION FOR THE YEAR ENDED
  DECEMBER 31, 2004

Dear Shareholders,

  In accordance with the terms of our engagement and as Statutory Auditors of Veolia Environnement (“the Company”), we have audited the accompanying consolidated preliminary IFRS balance sheet of the Company as at December 31, 2004, and the related consolidated statements of income for the year then ended (“the 2004 IFRS financial information”), which present the expected impact of the conversion to the standards adopted in the European Union (“IFRS”) for the preparation of financial information for the year ending 2005.

  The 2004 IFRS financial information, which is the responsibility of the Company’s Board of Directors has been prepared as part of the conversion to the IFRS standards adopted in the European Union to provide the comparative financial information expected to be included in the Company’s first complete set of IFRS financial statements for the year ending 2005 from the 2004 consolidated financial statements prepared in accordance with French generally accepted accounting principles (“the consolidated financial statements”). After performing our audit in accordance with French generally accepted auditing standards, we issued an unqualified opinion on the consolidated financial statements. Our responsibility is to express an opinion on the 2004 IFRS financial information, based on our audit.

  We conducted our audit in accordance with French generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the 2004 IFRS financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies used and significant estimates and judgements made by the directors in the preparation of the 2004 IFRS financial information, as well as evaluating the overall presentation of the information. We believe that our work provides a reasonable basis for our opinion.

  In our opinion, the 2004 IFRS financial information has been prepared, in all material respects, in accordance with the basis set out in the notes to the 2004 IFRS financial information. The basis of preparation describes how IFRS have been applied under IFRS 1 and other international financial reporting standards adopted in the European Union, including the assumptions made by the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted when it prepares the first complete set of consolidated IFRS financial statements for the year ending December 31, 2005.

  Without qualifying our opinion, we draw your attention to the following matters:

-	note I.1.[1] which explains why the 2004 IFRS financial information may be different from the 2004 IFRS financial information included in the IFRS financial statements for the year ending 2005,

-	note II.1.[2] which describes the accounting policies the Company expects to adopt regarding service concession arrangements, when the interpretation draft underway has been completed.

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1	Section 5.4.1.1 of this update to the Reference Document.

2	Section 5.4.2.1 of this update to the Reference Document.

28	Update to the Reference Document Veolia Environnement 2004

  Moreover, we draw attention to the fact that the Company has prepared the 2004 IFRS financial information as part of its conversion to IFRS, as adopted in the European Union for the preparation of consolidated financial statements for the year ending 2005. The 2004 IFRS financial information does not constitute a complete set of consolidated IFRS financial statements and therefore does not provide a fair presentation of the Company’s financial position, results of operations and cash flows in accordance with IFRS.

  Paris and La Défense,
  May 13, 2005
  The Statutory Auditors

SALUSTRO REYDEL		BARBIER FRINAULT & CIE ERNST & YOUNG

Bernard Cattenoz	Bertrand Vialatte	Jean Bouquot	Patrick Gounelle

This is a free translation into English of the special purpose audit report on the preliminary IFRS financial information for the year ended 2004, issued in the French language and provided solely for the convenience of English speaking readers. The auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not. This report should be read in conjunction with, and construed in accordance with French law and French generally accepted auditing standards.

29	Update to the Reference Document Veolia Environnement 2004

  SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Dated: May 27, 2005

VEOLIA ENVIRONNEMENT By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive Vice President and Chief Financial Officer